

March 15, 2012

Via E-mail
Mr. Jay C. Horgen
Chief Financial Officer
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

> **Re: Affiliated Managers Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-13459**

Dear Mr. Horgen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.   With a view towards future disclosure, please quantify the amounts of assets under management that are concentrated in sovereign and non-sovereign debt exposures in European countries of concern, explain how changes in these amounts impacted your results, and address the potential impact, risks and uncertainties that may be associated with future changes. Please provide your analysis separately for each European country for which you have significant AUM related to sovereign and non-sovereign debt.

2.   With a view towards future disclosure, please help us understand whether your assets under management contain money market funds that you sponsor. Tell us what

consideration you have given to the possibility of supporting such funds in the event of a decline in the value of their net assets.

3.   We note various changes in the composition of your assets under management. For example, we note an increase in the alternative asset class as a percentage of total assets under management. With a view towards future disclosure, please provide us with a specific and comprehensive quantified discussion regarding how changes in the composition of assets impact your results. In this regard, we note your revenue is impacted by different fee rates. To the extent average fees or the range of fee rates differs based upon asset class; please revise future filings to discuss the differences and how changes in asset class concentrations impact results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief